

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

<u>Via E-mail</u>
Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re:** **Prime Acquisition Corp.**
> **Schedule TO-I**
> **Filed February 26, 2013**
> **File No. 005-86162**

Dear Mr. Caruso:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

<u>Offer to Purchase</u>
<u>General</u>

1. We note disclosure throughout the current Offer to Purchase that describes the tender offer that will occur in connection with the business combination (the "second tender offer"). Please note that it is the Staff's view that such disclosure constituted a public announcement of the second tender offer, as such term is defined in Exchange Act Rule 14e-5(c)(5). Consequently, the current tender offer is subject to the prohibition on purchases or arrangements to purchase the subject securities outside the second tender offer. Please provide us an analysis of the Company's compliance with the prohibitions of Rule 14e-5. In responding to this comment, please refer to Rule 14e-5(c)(5) and Question I.A.2 and I.L.1 of our July 2001 Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations.

2.   We note that your offer is subject to Rule 14e-5 and that the announcement of the current tender offer was made on February 25, 2013. We also note that you entered into the put agreement with the AQR Funds on the same date. As a result, your agreement with the AQR Funds is subject to Rule 14e-5 as an arrangement to purchase those security holders' securities. Please provide us your analysis of your compliance with the prohibitions of Rule 14e-5.

3.   We note the disclosure on page 12 indicating that the Company will grant shareholders of the combined company who elect not to redeem their shares in such tender offer one (1) warrant for every four (4) shares not redeemed. Please advise us which exemption from registration under the Securities Act of 1933 the Company is relying upon to issue the warrants.

4.   In the section discussing the put agreement with AQR Funds on page 14, we note the disclosure that Chardan Capital Markets, the lead underwriter in the Company's initial public offering, will receive a fee of $.20 per share upon closing of the Acquisition. Please advise us in your response letter why Chardan Capital Markets is receiving such fee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions